UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. )

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

Brianna M. Dougherty, Esq.

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California 94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS NANCELOU, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 897,512 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 897,512 shares
	10	SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,512 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%[2]
14	TYPE OF REPORTING PERSON CO

[1]	Comprised of 897,512 shares held in the name of the Reporting Person.

[2]	Based on a total of 11,687,835 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON LOUIS GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 301,989 shares
	8	SHARED VOTING POWER 897,512 shares
	9	SOLE DISPOSITIVE POWER 301,989 shares
	10	SHARED DISPOSITIVE POWER 897,512 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,199,501 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%[2]
14	TYPE OF REPORTING PERSON IN

[1]	Comprised of (a) options held by the Reporting Person to purchase 301,989 shares of common stock of Capricor Therapeutics, Inc. that were exercisable as of November 30, 2013 or that have or will become exercisable within 60 days after November 30, 2013, and (b) 897,512 shares of common stock of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

[2]

Based on a total of 11,687,835 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission. Shares of common stock subject to options held by Louis Grasmick that were exercisable as of November 30, 2013 or that have or will become exercisable within 60 days of November 30, 2013 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Grasmick.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON NANCY GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- shares
	8	SHARED VOTING POWER 897,512 shares
	9	SOLE DISPOSITIVE POWER -0- shares
	10	SHARED DISPOSITIVE POWER 897,512 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,512 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%[2]
14	TYPE OF REPORTING PERSON IN

[1]

Comprised of 897,512 shares beneficially owned by Nancelou, Inc. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

[2]

Based on a total of 11,687,835 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON GRANT GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- shares
	8	SHARED VOTING POWER 897,512 shares
	9	SOLE DISPOSITIVE POWER -0- shares
	10	SHARED DISPOSITIVE POWER 897,512 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,512 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%[2]
14	TYPE OF REPORTING PERSON IN

[1]

Comprised of 897,512 shares beneficially owned by Nancelou, Inc. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

[2]

Based on a total of 11,687,835 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the “Shares”), of Capricor Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8840 Wilshire Boulevard, 2nd Floor, Beverly Hills, California 90211.

Item 2.	Identity and Background

	(a)	This Schedule 13D is being filed on behalf of Nancelou, Inc. (“Nancelou”), Louis Grasmick, Nancy Grasmick and Grant Grasmick (collectively, the “Reporting Persons”, and each, a “Reporting Person”). Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou as tenants by the entirety, and Grant Grasmick owns the remaining 50% of Nancelou.

	(b)	The address of each Reporting Person is 8840 Wilshire Boulevard, 2nd Floor, Beverly Hills, California 90211.

	(c)	The principal business of Nancelou is to engage in investments. The principal business of Louis Grasmick is as an angel investor and director of the Issuer. The principal business of Nancy Grasmick is as an angel investor and education consultant. The principal business of Grant Grasmick is as an investor.

	(d)	None.

	(e)	During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the officers of Nancelou, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Nancelou is a Maryland corporation. Louis Grasmick, Nancy Grasmick and Grant Grasmick are all citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Effective November 20, 2013, pursuant to an Agreement and Plan of Merger and Reorganization, dated as of July 7, 2013, as amended (the “Merger Agreement”), by and among Nile Therapeutics, Inc., a Delaware corporation (“Nile”), Bovet Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Nile (“Merger Sub”), and Capricor, Inc., a Delaware corporation (“Capricor”), Merger Sub merged with and into Capricor and Capricor became a wholly-owned subsidiary of Nile (the “Merger”). Additionally, at a special meeting of stockholders of Nile held on November 12, 2013, the Nile stockholders approved certain amendments to Nile’s charter in connection with the Merger. The charter amendments provide for: (i) a 1-for-50 reverse split of the outstanding common stock of Nile, (ii) a name change from “Nile Therapeutics, Inc.” to “Capricor Therapeutics, Inc.”, and (iii) a reduction in the authorized number of shares of the Nile common stock. The foregoing charter amendments became effective on November 20, 2013 immediately prior to the effective time of the Merger.

Pursuant to the terms of the Merger Agreement, the former Capricor stockholders now own 90% of the outstanding shares of common stock of the Issuer on a fully-diluted basis. Nancelou is a former stockholder of Capricor and received shares of the Issuer in connection with the Merger. Additionally, the options to purchase shares of Capricor common stock held by Louis Grasmick prior to the effective time of the Merger were converted into options to purchase shares of the Issuer’s common stock upon completion of the Merger.

Item 4.	Purpose of Transaction

The information in Item 3 is incorporated herein by reference.

The Reporting Persons acquired the common stock of the Issuer for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock or other securities of the Issuer which they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in common stock or securities convertible into common stock, will depend, however, on numerous factors, including, without limitation, the price of shares of common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of common stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

	(a)	As of November 30, 2013, Nancelou beneficially owns 897,512 shares of common stock of the Issuer. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to be the beneficial owners of the Shares beneficially owned by Nancelou. In addition to having shared voting and dispositive power with respect to the Shares beneficially owned by Nancelou, Louis Grasmick, as of November 30, 2013, holds options to purchase 396,806 shares of common stock, of which options to purchase 301,989 shares of common stock are currently exercisable or have or will become exercisable within 60 days of November 30, 2013. All ownership percentages are calculated based on a total of 11,687,835 shares of common stock of the Issuer issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission. Shares of common stock subject to options held by Louis Grasmick that are exercisable within 60 days of November 30, 2013 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Grasmick, but not of any other Reporting Person.

Based upon the foregoing, there were a total of 11,687,835 shares of common stock of the Issuer issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Current Report on Form 8-K filed on November 26, 2013 with the Securities and Exchange Commission. As a result of the foregoing, Nancelou is deemed to beneficially own 897,512 Shares of the Issuer, or 7.7% of the shares of the Issuer’s common stock that are issued and outstanding. Louis Grasmick is deemed to beneficially own 1,199,501 shares of common stock of the Issuer, or 10.0% of the shares of the Issuer’s common stock that are issued and outstanding. Nancy Grasmick is deemed to beneficially own 897,512 shares of common stock of the Issuer, or 7.7% of the shares of the Issuer’s common stock that are issued and outstanding. Grant Grasmick is deemed to beneficially own 897,512 shares of common stock of the Issuer, or 7.7% of the shares of the Issuer’s common stock that are issued and outstanding.

	(b)	Nancelou has the sole power to vote and dispose or direct the disposition of the 897,512 Shares beneficially owned by it. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou as tenants by the entirety, and Grant Grasmick owns the remaining 50% of Nancelou. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the Shares beneficially owned by Nancelou. Additionally, Louis Grasmick is deemed to have sole voting and dispositive power with respect to the options to purchase 301,989 shares of common stock that are held by Louis Grasmick and which are currently exercisable or have or will become exercisable within 60 days of November 30, 2013.

	(c)	Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of common stock of the Issuer.

	(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Capricor Therapeutics, Inc.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Joint Filing Agreement, dated as of December 4, 2013, by and between Nancelou, Inc., Louis Grasmick, Nancy Grasmick and Grant Grasmick.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2013

Nancelou, Inc.

By:	Louis Grasmick
Its:	President

By:	/s/ Louis Grasmick
Louis Grasmick, President

By:	/s/ Louis Grasmick
Louis Grasmick

By:	/s/ Nancy Grasmick
Nancy Grasmick

By:	/s/ Grant Grasmick
Grant Grasmick

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: December 4, 2013

Nancelou, Inc.

By:	Louis Grasmick
Its:	President

By:	/s/ Louis Grasmick
Louis Grasmick, President

By:	/s/ Louis Grasmick
Louis Grasmick

By:	/s/ Nancy Grasmick
Nancy Grasmick

By:	/s/ Grant Grasmick
Grant Grasmick